UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: September 19, 2013

Commission File No. 000-54749

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CELSUS THERAPEUTICS PLC

September 2013 Financing

Description of the Securities Purchase Agreement

On September 19, 2013, Celsus Therapeutics PLC (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional accredited investors, pursuant to which the Company agreed to sell, in a private placement, an aggregate of 21,958,302 ordinary shares for an aggregate purchase price of $12,516,232 (the “Offering”). The closing of the Offering is expected to occur on or about September 24, 2013 (the “Closing Date”), subject to satisfaction of customary closing conditions set forth in the Purchase Agreement. The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. MTS Health Partners, L.P. and Oppenheimer & Co. acted as placement agents. These securities will be issued in reliance on an exemption from registration pursuant to Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

As a result of price protection provisions from investment agreements among the Company and previous investors, (i) an aggregate of 4,046,692 additional ordinary shares shall be issued to previous investors in connection with this Offering and (ii) there will be an additional 1,259,092 ordinary shares issuable upon exercise of outstanding warrants.

Gur Roshwalb, the Company’s Chief Executive Officer, agreed to purchase 87,719 ordinary shares for a purchase price of $50,000 in the Offering.

Description of the Registration Rights Agreement

The Company also entered into a registration rights agreement with the investors pursuant to which the Company agreed to file a registration statement to register the resale of the ordinary shares issued in the private placement no later than the 30th day after the Closing Date. The Company has agreed to cause the registration statement to be declared effective within 60 calendar days after the Closing Date, or within 120 calendar days after the Closing Date in the event the Registration Statement is reviewed by the SEC (the “Effective Date”). To the extent the registration statement is not filed by the filing deadline or declared effective by the agreed upon effectiveness deadline, the Company agreed to pay to each investor holding registrable securities an amount in cash equal to one and one half percent (1.5%) of such investor’s original investment amount on the date of such failure and on every 30-day anniversary of such failure until such failure has been cured, pro rated for periods totaling less than 30 days. In the event the Company fails to make such payments in a timely manner, such payments will bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are subject to, and qualified in their entirety by, such documents attached hereto as Exhibits 10.1 and 10.2, respectively, which are incorporated herein by reference. In addition, a copy of the press release announcing the entry into the Purchase Agreement is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement, dated as of September 19, 2013, by and among Celsus Therapeutics PLC and the purchasers named therein
10.2	Form of Registration Rights Agreement, dated as of September 19, 2013, by and among Celsus Therapeutics PLC and the purchasers named therein
99.1	Press Release dated September 19, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By: /s/ Gur Roshwalb
Gur Roshwalb Chief Executive Officer Date: September 20, 2013